Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release in member states of the European Economic Area (the “EEA”) is restricted to persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129. In addition, in the United Kingdom (the “UK”), access to this press release is restricted to persons who are “qualified investors” within the meaning of the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK Prospectus Regulation”). In addition, in the United Kingdom, access to this press release is restricted to “qualified investors” who are (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on in any member state of the EEA by persons who are not qualified investors. Any investment or investment activity to which this press release relates is available only to qualified investors in any member state of the EEA. This press release must not be acted on or relied on in the UK by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons in the UK. Each recipient also represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services Markets Act 2000, as amended, with respect to anything done by it in relation to any Notes in, from or otherwise involving the UK. The Notes are not being offered to the public in the UK or in the EEA.

AB InBev Announces Pricing of EUR 3.25 Billion Notes

12 May 2025 - Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev” or the “Company”) today announced the pricing of EUR 3.25 billion aggregate principal amount of notes (the “Notes”) under AB InBev’s Euro Medium Term Note programme (the “Programme”). The Notes comprise the following series:

Title of Securities	8-year 3.375% Notes due 2033	13-year 3.875% Notes due 2038	20-year 4.125% Notes due 2045
Aggregate principal amount	EUR 1,250,000,000	EUR 1,500,000,000	EUR 500,000,000

Maturity date	19 May 2033	19 May 2038	19 May 2045

Interest payment dates	Annually on 19 May of each year with first coupon payable on 19 May 2026	Annually on 19 May of each year with first coupon payable on 19 May 2026	Annually on 19 May of each year with first coupon payable on 19 May 2026

Interest Rate	3.375%	3.875%	4.125%

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The Notes will be issued by AB InBev and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV. The Notes will be senior, unsecured obligations of AB InBev and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The Notes will be issued on 19 May 2025.

The net proceeds of the issue of the Notes will be used for general corporate purposes, including repayment of gross debt.

It is expected that the Notes will be listed in due course on the regulated market of the London Stock Exchange.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Important Information

The Notes and the guarantees (together, the “Securities”) have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Securities are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Securities in the United States.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

MiFID II and UK MiFIR eligible counterparties and professional clients only. No EU PRIIPs or UK PRIIPs key information document has been prepared as this offer is not available to retail in the EEA or the UK.

The distribution of this press release and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release is an advertisement and is not a prospectus for the purposes of the UK Prospectus Regulation. The base prospectus dated 19 March 2025 published in connection with the Programme is available at http://www.rns-pdf.londonstockexchange.com/rns/3274B_1-2025-3-19.pdf. The Final Terms, when published, will be available at https://www.londonstockexchange.com/news?tab=today-s-news.

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AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: media.relations@ab-inbev.com
E-mail: shaun.fullalove@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 colleagues based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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